ZENITECH CORPORATION
1000 N. West Street, Suite 1200
Wilmington, DE  19801
Tel: 302.295.4898  Fax: 302.295.4801

September 17, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:	Zenitech Corporation
Requestto Withdraw Registration Statement on Form S-1
File No. 333-169391

Dear Sirs:

On behalf of Zenitech Corporation, a Delaware corporation (the “Company”), I hereby request, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), that the registration statement on Form S-1 (together with all exhibits thereto) (the “Registration Statement”), as originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on September 15, 2010, be withdrawn effective immediately.  The Registration Statement has not been declared effective by the Commission and no securities have been sold pursuant to the Registration Statement.

The Company requests this withdrawal as it will be refiling the Registration Statement with proper language on the cover page of the Registration Statement.  The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use, if possible.

The Company also requests that the Commission consent (if required) to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act.

If you have any questions, please contact the undersigned.

Yours truly,

By: /s/Hong Yang
Hong Yang
President and Chief Executive Officer